

Mail Stop 3561

September 30, 2016

Daniel H. Schulman
President and Chief Executive Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

> **Re:** **PayPal Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 26, 2016**
> **Form 8-K, Filed July 21, 2016**
> **File No. 001-36859**

Dear Mr. Schulman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors

Our business is subject to extensive government regulation…

Anti-Money Laundering and Counter-Terrorist Financing, page 20

1. You disclose that you entered into a settlement with the Treasury Department's Office of Foreign Assets Control ("OFAC") regarding possible violations of OFAC sanctions, and that you continue to cooperate with OFAC regarding other transactions. OFAC's website and third party news articles state that the countries

involved in the transactions underlying the settlement include Sudan. Section 7.03(b) of the credit and guarantee agreement you filed as Exhibit 10.6 to your Form 8-K dated July 17, 2015, indicates that you may engage in activities with sanctioned countries, defined in the agreement to included Sudan and Syria, to the extent such activities are not prohibited by sanctions. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Selected Financial Data, page 34

3. In future filings please also disclose income (loss) from continuing operations per common share. Please refer to Instruction 2 of the Instructions to Item 301 of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2016

Financial Statements

Note 1 – Overview and Summary of Significant Accounting Policies

Customer Accounts, page 9

4. We note your disclosures concerning the changes in your cash flow statement

classification between investing activities and financing activities, and we have the following comments:

- We note that at December 31, 2015, your "funds receivable and customer accounts" asset account was classified as cash flows from financing activities, consistent with your historical presentation. We further note that when you were part of eBay, you provided us with a detailed explanation of why this asset account was classified as cash flows from financing activities. Please refer to eBay's letters to us dated April 26, 2013 and May 23, 2013, which are publicly available on our website. Please tell us whether your rationale for classifying this asset account within cash flows from financing activities at December 31, 2015 was the same as the rationale expressed in those previous letter to us; if not, please tell us in detail how your rationale for classifying this asset account as cash flows from financing activities at December 31, 2015 differed from the views previously expressed.

- We read in your Form 10-Q that due to your approved plan to designate $800 million of European customer balances held in your Luxembourg banking subsidiary to be used to extend credit to your European customers you have presented changes in funds receivable and customer accounts as cash flows from investing activities based on the nature of the activity underlying your customer accounts. Please explain to us how this plan and your reclassification of $800 million of amounts previously included in funds receivable and customer accounts in your balance sheet to cash and cash equivalents in your balance sheet caused a change in the classification of cash flows related to the entire balance of funds receivable and customer accounts and triggered the movement of this account to cash flows from investing activities. Also tell us why, once you reclassified this account to cash flows from investing activities, you revised the amounts previously reported in your cash flow statement for purchases of investments and maturities and sales of investments, and explain how you determined the amounts allocated to these line items versus the funds receivable and customer accounts line item. If factors other than the designation of $800 million of customer balances held in your Luxembourg banking subsidiary to be used to extend credit to your European customers contributed to the change in classification of your cash flows, please explain these other factors to us in detail.

Form 8-K Filed July 21, 2016, Exhibit 99.1

5. The table titled "Reconciliation of GAAP Operating Margin to Non-GAAP Pro Forma Operating Margin, GAAP Net Income to Non-GAAP Pro Forma Net Income and GAAP Diluted EPS to Non-GAAP Pro Forma Diluted EPS" in your earnings release does not appear consistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 because it presents a full non-GAAP income statement. Please consider the

above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products